Exhibit 99.1

Kenon’s Subsidiary OPC Announces Entry into Loan Facility Agreement with Harel Insurance Investments
& Financial Services Ltd.

Singapore, November 1, 2020. Kenon Holdings Ltd.’s (NYSE: KEN; TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it has signed a loan facility agreement with Harel Insurance Investments & Financial Services Ltd. in an amount of NIS400 million (approximately $117 million) (the “Loan Facility”). OPC may draw funds under the Loan Facility on a short-term or long-term basis, for a period of up to 36 months. The Loan Facility will accrue interest at a rate of Bank of Israel base interest plus a margin between 2.55% and 2.75%, paid on a quarterly basis. The proceeds of the Loan Facility are intended to be used for (i) payment of part of the consideration for the acquisition of Competitive Power Ventures group (“CPV”), providing amounts required for CPV to develop its business; and/or (ii) to fund OPC’s existing operations.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC’s entry into the Loan Facility, including the terms of the Loan Facility, OPC’s ability to draw funds under the facility and expected use of proceeds and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the Loan Facility agreement and the actual use of proceeds, and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.